

September 5, 2014

<u>Via E-mail</u>
Edward P. Smolyansky
Chief Financial Officer
Lifeway Foods Inc.
6431 West Oakton Street
Morton Grove, Illinois 60053

      Re: **Lifeway Foods, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed April 2, 2014

              Form 10-Q for Fiscal Quarter Ended June 30, 2014
              Filed August 11, 2014

              File No. 000-17363

Dear Mr. Smolyansky:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Business, page 4</u>

<u>Distribution, page 4</u>

1.   We note you disclose that you have verbal distribution arrangements with various distributors throughout the United States and in London. To the extent material, please add a related risk factor.

Major Customers, page 5

2.   Please identify the name of your two major customers as required by Item 101(c)(vii) of Regulation S-K. Also, file the customer agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

General

3.   As a general observation, we note your MD&A does not consistently provide enough detail to separately quantify the effect of each causal factor that results in a material change in your financial statement line items for the periods under comparison. The staff's observation is applicable to your periodic filings, including your Form 10-K and Forms 10-Q. In future filings, please enhance your discussion to provide the reader with a better understanding of your business results. Refer to Item 303(a) of Regulation S-K and, for further guidance, Section III.D. of SEC Release 33-6835. More specifically, the comments that follow pertain to the filing under review.

Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

4.   We note your statement that Gross sales increased by $19.2M or approximately 21% during 2013 when compared to 2012 and that such increase "is primarily attributable to increased sales and awareness of the Company's flagship line, Kefir, as well as ProBugs Organic Kefir for kids and BioKefir." Please enhance your disclosure to provide additional detail separately quantifying the effect of each causal factor of the increase. Item 303(a)(3)(iii) of Regulation S-K contemplates a discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods being sold or to the introduction of new products.

5.   We note your statement that Cost of goods sold was 70% of net sales during 2013 as opposed to 65% of net sales during 2012 and that such increase "was primarily attributable to the cost of conventional and organic milk." We further note your disclosure that the total cost of milk was approximately 25% higher during the periods under comparison. Please expand your discussion to provide the actual cost figures necessary to put this change in proper context.

6.   Please enhance your discussion surrounding your operating expenses to provide sufficient detail separately quantifying the effect of the material changes in your Selling expenses and General and administrative financial statement line items.

7.   We note from the transcript of your earnings call held on March 31, 2014 that a Starfruit café location was closed permanently and that you view this as a non-recurring event, and

other locations continue to exceed your performance expectation. We are unable to locate discussion within your filing of the operation and related results of such café's other than the disclosure on page two that such entities exist. Please expand your disclosure in a meaningful way to address this portion of your business.

Liquidity and Capital Resources, page 16

8.   We note Net cash used in investing activities increased $7M and your explanation that such increase was "primarily due to an increase in purchases of property and equipment of $7,051,169 compared to 2012." Please expand your discussion to address the material components of this increase in sufficient detail.

9.   Please also expand your discussion to address your purchase of the Golden Guernsey dairy plant in Wisconsin. In this regard, we note from the transcript of your earnings call held on March 31, 2014 that this particular purchase was considered by management to be "One of the most exciting highlights this past year …, which will provide us with an additional manufacturing capacity for our growing business." Furthermore, it appears that you should discuss, as you did in the earnings call that this purchase was made with the intent of processing your own milk. Refer to Item 303(a)(1) of Regulation S-K, which contemplates the discussion of events that will likely result in the registrant's liquidity increasing or decreasing in any material way.

Consolidated Statements of Financial Condition, page 20

10.   We note the line item "Goodwill and other non amortizable brand assets" does not appear to comply with FASB ASC 350-20-45-1, which requires that the aggregate amount of goodwill be shown separately on the face of the balance sheet. Please revise your presentation as necessary. Additionally, please expand your footnote disclosure as it relates to your indefinite-lived brand assets to disclose the total carrying amount as required by FASB ASC 350-30-50-2(b).

Notes to Consolidated Financial Statements, page 24

General

11.   We note your footnotes do not provide the reader with an understanding of how management considered segment reporting in accordance with FASB ASC 280-10-50-21. Please expand your disclosure to address this disclosure requirement. Additionally, please tell us how you considered the need to provide information about products as per FASB ASC 280-10-50-40 and information about geographic areas as per FASB ASC 280-10-50-41.

<u>Management's Report on Internal Control Over Financial Reporting, page 35</u>

12.   We note that you identified material weaknesses in your internal control over financial reporting as of December 31, 2013 and understand that such weaknesses still exist as of June 30, 2014. In your response letter to us dated October 14, 2011, you indicated your expectation that changes made in 2011 would eliminate your material weaknesses. Given your continued conclusion that your internal control over financial reporting is ineffective, please provide us with an update on the status of your efforts to eliminate all material weaknesses.

<u>Form 10-Q for Fiscal Quarter Ended June 30, 2014</u>

<u>Legal Proceedings page 22</u>

13.   You indicate that you are not party to material legal proceedings but you also state that you are party to various litigation claims and legal proceedings under the risk factor subheading, "Litigation or legal proceedings could expose us to significant liabilities…" at page 27. Please revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief